Grupo Dataflux, S.A. de C.V.

Date: November 13th, 2003



03037425

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624



Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

Grupo Dataflux, S.A. de C.V.

Date: November 13th, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

Grupo Dataflux, S.A. de C.V.

Date: November 13th, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations



todito.com

TODITO.COM ANNOUNCES US$ 1.3 MILLION OF EBITDA FOR 3Q03

--Sales Up 33% to US$ 4 million--
--ISP Sales increase 177% vs. 3Q02--
--9 Months EBITDA of US$ 4 million up 30% vs. 2002--

<u>FOR IMMEDIATE RELEASE:</u>

Mexico City, Mexico, November 13, 2003. Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, announced today its financial results for the third quarter and first nine months of 2003.

"We continued growing fast in our three main businesses—on-line media, pre-paid services and e-commerce transactions," commented **Todito Founder and Chairman, Guillermo Salinas Pliego,** "Our goal is to be the number one or number two in Mexico in each of these categories and so generate increasing cash flow from the rapidly growing market of Mexican and Hispanic internet users."

3Q03 Financial Results

	3Q03 (thousands)		% Change	3Q02 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	42,767	3,884	28%	33,541	3,046
Total Sales***	45,056	4,092	33%	33,893	3,078
Operating Costs + Expenses					
Cash Operating Costs + Expenses	28,951	2,629	44%	20,111	1,827
Total Operating Costs + Expenses	31,239	2,837	53%	20,463	1,859
EBITDA	13,817	1,255	3%	13,429	1,220

Todito's Annual Financial Results are audited by PricewaterhouseCoopers, S.C.

* Constant Pesos as of September 30, 2003.
** Conversion based on the exchange rate in effect as of September 30, 2003 of 11.01 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid Internet connection service (Todito Card), as well as revenue from the online sale of other content and services.

Todito's Total Sales for 3Q03 increased 33% to Ps. 45 million (US$ 4 million) from Ps. 33.8 million (US$ 3 million) in 3Q02. Cash Sales increased 28% to Ps. 42.7 million (US$ 3.8 million), representing 95% of Total Sales.

Total Operating Costs and Expenses were Ps. 31.2 million (US$ 2.8 million), of which 93% -- Ps. 28.9 million (US$ 2.6 million) -- were cash. Total Operating Costs and Expenses increased 53% to Ps. 31.2 million (US$ 2.8 million) in 3Q03, from Ps. 20.4 million (US$ 1.8 million) in 3Q02, primarily due to increased advertising sales commissions and ISP sales costs as well as a 41% increase in compensation due to approximately 30 new hires during the first nine months of 2003 compared to the first nine months of 2002.

As a result, Todito's EBITDA for 3Q03 increased 3% to Ps. 13.8 million (US$ 1.3 million) compared to Ps. 13.4 million (US$ 1.2 million) in 3Q02.

"Our EBITDA growth was much lower than we would have liked due to increased hiring and expenses related to two new pre-paid services—long distance telephone service and dial – up internet connection in the United States," commented **Ruben Jordan, Todito's Finance Director.** "We expect cash flow generated from these new businesses will grow our EBITDA during 2004."

Todito Pre-paid ISP Sales Up 177%

"We continue opening new distribution for Todito Card at the same time that we incorporate new services into what we are positioning as Mexico's only multi-services pre-paid instrument," commented **Eugenio Laris, Todito's Director of Pre-Paid Services.** "We are the undisputed leader of pre-paid internet in Mexico and we plan on leveraging our investment in distribution and promotion to convert Todito Card into a leader in other pre-paid services both in Mexico and the U.S."

Active users of Todito Card dial-up internet connection service grew 133% to 280,000 in 3Q03 from 120,000 in 3Q02. Todito Card points of sales surpassed 15,000, up 100% from 3Q02.

Todito Online Audience Up 116%

Todito's audience increased 116% in 3Q03 with an average of 1,000,000 unique visitors per day compared with an average of 463,000 in 3Q02.

Todito's advertising sales increased 2% to Ps. 27.7 million (US$ 2.5 million) in 3Q03, from Ps. 27 million (US$ 2.4 million) in 3Q02.

"After directing most of our resources in the first nine months of 2003 to growing our pre-paid services business, for the next twelve months we will began to invest heavily in the promotion of Todito's superior portal content and services," commented **Adrián González**

competitors."

Nine Months Accumulated Results

Todito's Total Sales for the first nine months of the year increased 31% to Ps. 128.9 million (US$ 11.7 million) from Ps. 98 million (US$ 8.9 million) for the same period of 2002.

Total Operating Costs and Expenses were Ps. 84.2 million (US$ 7.6 million), a 32% increase compared to Ps. 63.8 million (US$ 5.8 million) for the same period of 2002, primarily due to increased advertising sales commissions and ISP sales costs as well as a 41% increase in personnel expenses.

As a result, EBITDA increased 30% for the nine months ended September 30, 2003, to Ps. 44.7 million (US$ 4 million) from Ps. 34.3 million (US$ 3.1 million) in 2002.

| | Nine Months Ended September 30 | | | | |
| | 2003 (thousands) | | % Change | 2002 (thousands) | |
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	124,223	11,283	36%	91,055	8,270
Total Sales***	128,936	11,711	31%	98,082	8,908
Operating Costs + Expenses					
Cash Operating Costs + Expenses	79,524	7,223	40%	56,772	5,156
Total Operating Costs + Expenses	84,237	7,651	32%	63,799	5,795
EBITDA	44,699	4,060	30%	34,283	3,114

Todito's Annual Financial Results are audited by PricewaterhouseCoopers, S.C.

* Constant Pesos as of September 30, 2003.
** Conversion based on the exchange rate in effect as of September 30, 2003 of 11.01 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid Internet connection service (Todito Card), as well as revenue from the online sale of other content and services.

With exception to the historical information, the concepts discussed in this official notice are concepts on the future that involve risks and uncertainty that can cause that the results differ substantially from the projected ones. The declarations are based on the present expectations of the administration and are subject to uncertainties and variations in the circumstances.

Company Profile

Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, is jointly owned by Grupo Dataflux, S.A. de C.V. (BMV: DATAFLXB) and TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TVAZTECA).

INVESTORS INQUIRIES	**PRESS INQUIRIES**
Ruben Jordan	Tristan Canales
Finance Director	Corporate Communications Director
Todito.com, S.A. de C.V	**TV Azteca, S.A. de C.V.**
rjordan@toditocorp.com	tcanales@tvazteca.com.mx
Tel: 5281.8221.2031	Tel: 5255.3099.1441
Fax: 5281.8221.2091	Fax 5255.3099.1464

Visit Us:

www.todito.com

www.toditocard.com

www.toditomovil.com

www.toditoshop.com

www.digicentrotodito.com

TODITO.COM S.A. DE C.V.

INCOME STATEMENT (Not Audited)

(Thousands of Mexican Pesos of September 30, 2003 Purchasing Power)

	Pesos (Thousands)		Dollars (Thousands) *				Change	
	3 Q 2003	3 Q 2002	3 Q 2003	%	3 Q 2002	%	Dlls	%
Sales:								
Advertising	27,669	27,002	2,640	61%	2,576	80%	64	2%
Connectivity	17,124	6,181	1,634	38%	590	18%	1,044	177%
Other	263	710	25	1%	68	2%	(43)	-63%
Total Sales	45,056	33,893	4,299	100%	3,234	100%	1,065	33%
Cost of Sales	14,399	8,442	1,374	32%	805	25%	568	71%
Gross Profit	30,657	25,451	2,925	68%	2,428	75%	497	20%
Operating Expense	16,840	12,021	1,607	37%	1,147	35%	460	40%
EBITDA	13,817	13,429	1,318	31%	1,281	40%	37	3%
Depreciation and Amortization	3,988	3,547	381	9%	338	10%	42	12%
TV Azteca Service Contract Amortization	48,551	47,484	4,632	108%	4,531	140%	102	2%
Interest Expense	550	785	53	1%	75	2%	(22)	-30%
Other Income (Expense)	(1,066)	192	(102)	-2%	18	1%	(120)	-655%
Exchange Gain (Loss) - Net	(653)	(403)	(62)	-1%	(38)	-1%	(24)	62%
Gain (Loss) on Monetary Position	(163)	(788)	(16)	0%	(75)	-2%	60	-79%
Income Taxe	(193)	-	(18)	0%	-	0%		
Net Income (Loss)	(41,348)	(39,389)	(3,945)	-92%	(3,758)	-116%	(187)	5%

* The U.S. Dollar figures are translated at the exchange rate of Ps. 11.01 per U.S. Dollar

TODITO.COM S.A. DE C.V.
INCOME STATEMENT   (Not Audited)
(Thousands of Mexican Pesos of September 30, 2003 Purchasing Power)

	Pesos (Thousands) Nine months ended sept 30,		Dollars (Thousands) * Nine months ended sept 30,				Change	
	2003	2002	2003	%	2002	%	Dlls	%
Sales:								
Advertising	84,574	76,587	8,069	66%	7,307	78%	762	10%
Connectivity	43,237	17,096	4,125	34%	1,631	17%	2,494	153%
Other	1,125	4,399	107	1%	420	4%	(312)	-74%
Total Sales	128,936	98,082	12,302	100%	9,358	100%	2,944	31%
Cost of Sales	38,446	25,460	3,668	30%	2,429	26%	1,239	51%
Gross Profit	90,490	72,623	8,634	70%	6,929	74%	1,705	25%
Operating Expense	45,791	38,340	4,369	36%	3,658	39%	711	19%
EBITDA	44,699	34,283	4,265	35%	3,271	35%	994	30%
Depreciation and Amortization	11,371	10,816	1,085	9%	1,032	11%	53	5%
TV Azteca Service Contract Amortization	136,994	127,738	13,071	106%	12,188	130%	883	7%
Interest Expense	1,863	2,507	178	1%	239	3%	(61)	-26%
Other Income (Expense)	(2,081)	215	(199)	-2%	20	0%	(219)	-1070%
Exchange Gain (Loss) - Net	(1,033)	(2,861)	(99)	-1%	(273)	-3%	174	-64%
Gain (Loss) on Monetary Position	(1,307)	(2,050)	(125)	-1%	(196)	-2%	71	-36%
Income Taxe	(510)	-	(49)	0%	-	0%	(49)	
Net Income (Loss)	(110,460)	(111,474)	(10,539)	-86%	(10,636)	-114%	97	-1%

*   The U.S. Dollar figures are translated at the exchange rate of Ps. 11.01 per U.S. Dollar

TODITO.COM S.A. DE C.V.
BALANCE SHEET   (Not Audited)
(Thousands of Mexican Pesos of September 30, 2003 Purchasing Power)

ASSETS	Pesos (Thousands) At September 30		Dollars (Thousands) * At September 30		Change	
	2003	2002	2003	2002	Dlls	%
Cash and Cash Equivalents	3,934	17,088	375	1,630	(1,255)	-77%
Tax Receivable	7,392	2,303	705	220	486	221%
Other Current Assets	33,269	41,130	3,174	3,924	(750)	-19%
Toal Current Assets	44,595	60,521	4,255	5,774	(1,520)	-26%
Fixed Assets	18,441	26,523	1,760	2,531	(771)	-30%
Deferred Assets	458,304	657,793	43,728	62,762	(19,034)	-30%
TOTAL ASSETS	521,340	744,836	49,741	71,066	(21,324)	-30%

LIABILITIES

Current Liabilities	28,168	16,386	2,688	1,563	1,124	72%
Compaq - Short Term	13,315	11,226	1,270	1,071	199	19%
Total Current Liabilities	41,483	27,612	3,958	2,635	1,323	50%
Compaq - Long Term	1,195	14,045	114	1,340	(1,226)	-91%
Dell - Long Term	344	-	33	-	33	
Investments in affiliated companies	586	608	56	58	(2)	-4%
TOTAL LIABILITIES	43,608	42,266	4,161	4,033	128	3%
TOTAL STOCKHOLDERS' EQUITY	477,732	702,571	45,582	67,034	(21,452)	-32%
TOTAL LIABILITIES AND EQUITY	521,340	744,836	49,741	71,066	(21,324)	-30%

* The U.S. Dollar figures are translated at the exchange rate of Ps. 11.01 per U.S. Dollar